Exhibit 99.1
MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 03 YEAR: 2013
STATEMENT OF FINANCIAL POSITION
CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
AT 30 SEPTEMBER 2013 AND 31 DECEMBER 2012

	(Thousand Pesos)	CONSOLIDATED

Previous Printing

		ENDING CURRENT	PREVIOUS YEAR END
REF	ACCOUNT / SUBACCOUNT	Amount	Amount
10000000	TOTAL ASSETS	8,452,195	5,701,558
11000000	TOTAL CURRENT ASSETS	4,555,373	1,815,018
11010000	CASH AND CASH EQUIVALENTS	2,973,594	822,076
11020000	SHORT-TERM INVESMENTS	0	0
11020010	AVAILABLE-FOR-SALE INVESTMENTS	0	0
11020020	TRADING INVESTMENTS	0	0
11020030	HELD-TO-MATURITY INVESTMENTS	0	0
11030000	TRADE RECEIVABLES, NET	246,086	190,940
11030010	TRADE RECEIVABLES	271,904	212,662
11030020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	-25,818	-21,722
11040000	OTHER RECEIVABLES, NET	439,472	196,376
11040010	OTHER RECEIVABLES	439,472	196,376
11040020	ALLOWANCE FOR DOUBTFUL ACCOUNTS	0	0
11050000	INVENTORIES	112,414	97,150
11051000	BIOLOGICAL CURRENT ASSETS	0	0
11060000	OTHER CURRENT ASSETS	783,807	508,476
11060010	PREPAYMENTS	376,104	267,874
11060020	DERIVATIVE FINANCIAL INSTRUMENTS	2,019	2,360
11060030	ASSETS AVAILABLE FOR SALE	0	0
11060040	DISCONTINUED OPERATIONS	0	0
11060050	RIGHTS AND LICENSES	0	0
11060060	OTHER	405,684	238,242
12000000	TOTAL NON-CURRENT ASSETS	3,896,822	3,886,540
12010000	ACCOUNTS RECEIVABLE, NET	0	0
12020000	INVESTMENTS	0	0
12020010	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES	0	0
12020020	HELD-TO-MATURITY INVESTMENTS	0	0
12020030	AVAILABLE-FOR-SALE INVESTMENTS	0	0
12020040	OTHER INVESTMENTS	0	0
12030000	PROPERTY, PLANT AND EQUIPMENT, NET	1,062,095	1,195,319
12030010	LAND AND BUILDINGS	0	0
12030020	MACHINERY AND INDUSTRIAL EQUIPMENT	0	0
12030030	OTHER EQUIPMENT	859,119	574,027
12030040	ACCUMULATED DEPRECIATION	-493,194	-301,372
12030050	CONSTRUCTION IN PROGRESS	696,170	922,664
12040000	INVESTMENT PROPERTY	0	0
12050000	BIOLOGICAL NON- CURRENT ASSETS	0	0
12060000	INTANGIBLE ASSETS,NET	68,782	60,235
12060010	GOODWILL	0	0
12060020	TRADEMARKS	0	0
12060030	RIGHTS AND LICENSES	1,844	1,899
12060031	CONCESSIONS	0	0
12060040	OTHER INTANGIBLE ASSETS	66,938	58,336
12070000	DEFERRED TAX ASSETS	273,535	319,969
12080000	OTHER NON-CURRENT ASSETS	2,492,410	2,311,017
12080001	PREPAYMENTS	0	0
12080010	DERIVATIVE FINANCIAL INSTRUMENTS	0	0
12080020	EMPLOYEE BENEFITS	0	0
12080021	AVAILABLE FOR SALE ASSETS	0	12,307
12080030	DISCONTINUED OPERATIONS	0	0
12080040	DEFERRED CHARGES	0	0
12080050	OTHER	2,492,410	2,298,710
20000000	TOTAL LIABILITIES	4,317,601	4,626,891
21000000	TOTAL CURRENT LIABILITIES	3,794,012	3,721,897
21010000	BANK LOANS	132,403	517,320
21020000	STOCK MARKET LOANS	0	0
21030000	OTHER LIABILITIES WITH COST	0	0
21040000	TRADE PAYABLES	452,815	520,345
21050000	TAXES PAYABLE	681,976	560,418
21050010	INCOME TAX PAYABLE	33,222	44,089

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 03 YEAR: 2013
STATEMENT OF FINANCIAL POSITION
CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
AT 30 SEPTEMBER 2013 AND 31 DECEMBER 2012

	(Thousand Pesos)	CONSOLIDATED

Previous Printing

		ENDING CURRENT	PREVIOUS YEAR END
REF	ACCOUNT / SUBACCOUNT	Amount	Amount
21050020	OTHER TAXES PAYABLE	648,754	516,329
21060000	OTHER CURRENT LIABILITIES	2,526,818	2,123,814
21060010	INTEREST PAYABLE	1,835	10,063
21060020	DERIVATIVE FINANCIAL INSTRUMENTS	29,608	37,011
21060030	DEFERRED REVENUE	1,513,480	1,258,670
21060050	EMPLOYEE BENEFITS	0	0
21060060	PROVISIONS	0	0
21060061	CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
21060070	DISCONTINUED OPERATIONS	0	0
21060080	OTHER	981,895	818,070
22000000	TOTAL NON-CURRENT LIABILITIES	523,589	904,994
22010000	BANK LOANS	274,535	632,540
22020000	STOCK MARKET LOANS	0	0
22030000	OTHER LIABILITIES WITH COST	0	0
22040000	DEFERRED TAX LIABILITIES	17,196	10,712
22050000	OTHER NON-CURRENT LIABILITIES	231,858	261,742
22050010	DERIVATIVE FINANCIAL INSTRUMENTS	84,270	110,702
22050020	DEFERRED REVENUE	0	0
22050040	EMPLOYEE BENEFITS	5,456	4,111
22050050	PROVISIONS	0	0
22050051	NON-CURRENT LIABILITIES RELATED TO AVAILABLE FOR SALE ASSETS	0	0
22050060	DISCONTINUED OPERATIONS	0	0
22050070	OTHER	142,132	146,929
30000000	TOTAL EQUITY	4,134,594	1,074,667
30010000	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	4,134,594	1,052,221
30030000	CAPITAL STOCK	2,973,559	2,376,098
30040000	SHARES REPURCHASED	0	0
30050000	PREMIUM ON ISSUANCE OF SHARES	1,808,656	-190,850
30060000	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	1	1
30070000	OTHER CONTRIBUTED CAPITAL	-36,162	-133,723
30080000	RETAINED EARNINGS (ACCUMULATED LOSSES)	-524,192	-891,395
30080010	LEGAL RESERVE	38,250	38,250
30080020	OTHER RESERVES	0	0
30080030	RETAINED EARNINGS	-929,645	-1,144,884
30080040	NET INCOME FOR THE PERIOD	365,793	215,239
30080050	OTHERS	1,410	0
30090000	ACCUMULATED OTHER COMPREHENSIVE INCOME (NET OF TAX)	-87,268	-107,910
30090010	GAIN ON REVALUATION OF PROPERTIES	0	0
30090020	ACTUARIAL GAINS (LOSSES) FROM LABOR OBLIGATIONS	-8,325	-8,325
30090030	FOREING CURRENCY TRANSLATION	0	0
30090040	CHANGES IN THE VALUATION OF FINANCIAL ASSETS AVAILABLE FOR SALE	0	0
30090050	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	-78,943	-99,585
30090060	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0
30090070	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0
30090080	OTHER COMPREHENSIVE INCOME	0	0
30020000	NON-CONTROLLING INTERESTS	0	22,446

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 03 YEAR: 2013
STATEMENT OF FINANCIAL POSITION
CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	INFORMATIONAL DATA
AT 30 SEPTEMBER 2013 AND 31 DECEMBER 2012

	(Thousand Pesos)	CONSOLIDATED

Previous Printing

		ENDING CURRENT	PREVIOUS YEAR END
REF	CONCEPTS	Amount	Amount
91000010	SHORT-TERM FOREIGN CURRENCY LIABILITIES	507,874	915,024
91000020	LONG TERM FOREIGN CURRENCY LIABILITIES	358,805	482,856
91000030	CAPITAL STOCK (NOMINAL)	2,973,559	2,376,098
91000040	RESTATEMENT OF CAPITAL STOCK	0	0
91000050	PLAN ASSETS FOR PENSIONS AND SENIORITY PREMIUMS	0	0
91000060	NUMBER OF EXECUTIVES (*)	0	0
91000070	NUMBER OF EMPLOYEES (*)	2,688	2,568
91000080	NUMBER OF WORKERS (*)	0	0
91000090	OUTSTANDING SHARES (*)	1,011,876,677	1,977,460
91000100	REPURCHASED SHARES (*)	0	0
91000110	RESTRICTED CASH (1)	0	0
91000120	GUARANTEED DEBT OF ASSOCIATED COMPANIES	0	0

(1) THIS CONCEPT MUST BE FILLED WHEN THERE ARE GUARANTEES OR RESTRICTIONS THAT AFECCT CASH AND CASH EQUIVALENTS
(*) DATA IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 03 YEAR: 2013
STATEMENTS OF COMPREHENSIVE INCOME
CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.		CONSOLIDATED
FOR THE NINE AND THREE MONTHS ENDED 30 SEPTEMBER, 2013 AND 2012

	(Thousand Pesos)	Previous Printing

		CURRENT YEAR		PREVIOUS YEAR
REF	ACCOUNT / SUBACCOUNT	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40010000	REVENUE	9,818,698	3,721,647	8,466,259	3,349,289
40010010	SERVICES	9,818,698	3,721,647	8,466,259	3,349,289
40010020	SALE OF GOODS	0	0	0	0
40010030	INTERESTS	0	0	0	0
40010040	ROYALTIES	0	0	0	0
40010050	DIVIDENDS	0	0	0	0
40010060	LEASES	0	0	0	0
40010061	CONSTRUCTIONS	0	0	0	0
40010070	OTHER REVENUE	0	0	0	0
40020000	COST OF SALES	0	0	0	0
40021000	GROSS PROFIT	9,818,698	3,721,647	8,466,259	3,349,289
40030000	GENERAL EXPENSES	9,314,134	3,349,761	8,298,014	3,017,202
40040000	PROFIT (LOSS) BEFORE OTHER INCOME (EXPENSE), NET	504,564	371,886	168,245	332,087
40050000	OTHER INCOME (EXPENSE), NET	9,607	1,933	40,534	3,234
40060000	OPERATING PROFIT (LOSS) (*)	514,171	373,819	208,779	335,321
40070000	FINANCE INCOME	65,200	33,184	12,082	6,837
40070010	INTEREST INCOME	19,486	6,716	12,082	6,837
40070020	GAIN ON FOREIGN EXCHANGE, NET	45,714	26,468	0	0
40070030	GAIN ON DERIVATIVES, NET	0	0	0	0
40070040	GAIN ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40070050	OTHER FINANCE INCOME	0	0	0	0
40080000	FINANCE COSTS	120,392	83,985	145,878	108,379
40080010	INTEREST EXPENSE	38,796	12,037	36,831	13,736
40080020	LOSS ON FOREIGN EXCHANGE, NET	0	0	78,656	84,436
40080030	LOSS ON DERIVATIVES, NET	0	0	0	0
40080050	LOSS ON CHANGE IN FAIR VALUE OF FINANCIAL INSTRUMENTS	0	0	0	0
40080060	OTHER FINANCE COSTS	81,596	71,948	30,391	10,207
40090000	FINANCE INCOME (COSTS), NET	-55,192	-50,801	-133,796	-101,542
40100000	SHARE OF PROFIT (LOSS) OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
40110000	PROFIT (LOSS) BEFORE INCOME TAX	458,979	323,018	74,983	233,779
40120000	INCOME TAX EXPENSE	96,572	69,434	1,258	3,926
40120010	CURRENT TAX	9,949	2,837	8,118	3,285
40120020	DEFERRED TAX	86,623	66,597	-6,860	641
40130000	PROFIT (LOSS) FROM CONTINUING OPERATIONS	362,407	253,584	73,725	229,853
40140000	PROFIT (LOSS) FROM DISCONTINUED OPERATIONS	0	0	0	0
40150000	NET PROFIT (LOSS)	362,407	253,584	73,725	229,853
40160000	PROFIT (LOSS), ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-3,386	0	-12,350	17,817
40170000	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT	365,793	253,584	86,075	212,036

40180000	BASIC EARNINGS (LOSS) PER SHARE	0.45	0.30	0.12	0.29
40190000	DILUTED EARNINGS (LOSS) PER SHARE	0.43	0.29	0.12	0.29

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 03 YEAR: 2013
STATEMENTS OF COMPREHENSIVE INCOME
CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)	CONSOLIDATED
FOR THE NINE AND THREE MONTHS ENDED 30 SEPTEMBER, 2013 AND 2012

	(Thousand Pesos)	Previous Printing

		CURRENT YEAR		PREVIOUS YEAR
REF	ACCOUNT / SUBACCOUNT	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
40200000	NET PROFIT (LOSS)	362,407	253,584	73,725	229,853
	DISCLOSURES NOT BE RECLASSIFIED ON INCOME
40210000	PROPERTY REVALUATION GAINS	0	0	0	0
40220000	ACTUARIAL EARNINGS (LOSS) FROM LABOR OBLIGATIONS	0	0	0	0
40220100	SHARE OF INCOME ON REVALUATION ON PROPERTIES OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
	DISCLOSURES MAY BE RECLASSIFIED SUBSEQUENTLY TO INCOME
40230000	FOREING CURRENCY TRANSLATION	0	0	0	0
40240000	CHANGES IN THE VALUATION OF FINANCIAL ASSETS HELD-FOR-SALE	0	0	0	0
40250000	CHANGES IN THE VALUATION OF DERIVATIVE FINANCIAL INSTRUMENTS	20,671	7,321	5,560	1,433
40260000	CHANGES IN FAIR VALUE OF OTHER ASSETS	0	0	0	0
40270000	SHARE OF OTHER COMPREHENSIVE INCOME OF ASSOCIATES AND JOINT VENTURES	0	0	0	0
40280000	OTHER COMPREHENSIVE INCOME	0	0	0	0
40290000	TOTAL OTHER COMPREHENSIVE INCOME	20,671	7,321	5,560	1,433

40300000	TOTAL COMPREHENSIVE INCOME	383,078	260,905	79,285	231,286
40320000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO NON-CONTROLLING INTERESTS	-3,357	0	-12,962	16,767
40310000	COMPREHENSIVE INCOME, ATTRIBUTABLE TO OWNERS OF PARENT	386,435	260,905	92,247	214,519

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 03 YEAR: 2013
STATEMENTS OF COMPREHENSIVE INCOME
CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	INFORMATIONAL DATA	CONSOLIDATED
FOR THE NINE AND THREE MONTHS ENDED 30 SEPTEMBER, 2013 AND 2012

	(Thousand Pesos)	Previous Printing

		CURRENT YEAR		PREVIOUS YEAR
REF	ACCOUNT / SUBACCOUNT	ACCUMULATED	QUARTER	ACCUMULATED	QUARTER
92000010	OPERATING DEPRECIATION AND AMORTIZATION	215,904	80,553	141,235	54,129
92000020	EMPLOYEES PROFIT SHARING EXPENSES	5,757	1,917	4,422	2,253

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 03 YEAR: 2013
STATEMENTS OF COMPREHENSIVE INCOME
CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	INFORMATIONAL DATA (12 MONTHS)	CONSOLIDATED
FOR THE NINE AND THREE MONTHS ENDED 30 SEPTEMBER, 2013 AND 2012

	(Thousand Pesos)	Previous Printing

		YEAR
REF	ACCOUNT / SUBACCOUNT	CURRENT	PREVIOUS
92000030	REVENUE NET (**)	13,038,854	10,932,413
92000040	OPERATING PROFIT (LOSS) (**)	683,633	-46,213
92000050	PROFIT (LOSS), ATTRIBUTABLE TO OWNERS OF PARENT(**)	494,957	-101,931
92000060	NET PROFIT (LOSS) (**)	492,000	-120,128
92000070	OPERATING DEPRECIATION AND AMORTIZATION (**)	285,671	179,800

(*) TO BE DEFINED BY EACH COMPANY
(**) INFORMATION LAST 12 MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 03 YEAR: 2013
STATEMENT OF CASH FLOWS
CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
TO SEPTEMBER 30 OF 2013 AND 2012

	(Thousand Pesos)	CONSOLIDATED

Previous Printing

		CURREENT YEAR	PREVIOUS YEAR
REF	ACCOUNT/SUBACCOUNT	Amount	Amount
OPERATING ACTIVITIES
50010000	PROFIT (LOSS) BEFORE INCOME TAX	458,979	74,983
50020000	+(-) ITEMS NOT REQUIRING CASH	-20,126	-12,625
50020010	+ ESTIMATE FOR THE PERIOD	0	0
50020020	+ PROVISION FOR THE PERIOD	0	0
50020030	+(-) OTHER UNREALISED ITEMS	-20,126	-12,625
50030000	+(-) ITEMS RELATED TO INVESTING ACTIVITIES	132,748	15,963
50030010	DEPRECIATION AND AMORTISATION FOR THE PERIOD	215,904	141,235
50030020	(-)+ GAIN OR LOSS ON SALE OF PROPERTY, PLANT AND EQUIPMENT	-29,740	-44,757
50030030	+(-) LOSS (REVERSAL) IMPAIRMENT	0	0
50030040	(-)+ EQUITY IN RESULTS OF ASSOCIATES AND JOINT VENTURES	0	0
50030050	(-) DIVIDENDS RECEIVED	0	0
50030060	(-) INTEREST RECEIVED	19,486	12,082
50030070	(-) EXCHANGE FLUCTUATION	-53,414	-80,515
50030080	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	19,484	12,082
50040000	+(-) ITEMS RELATED TO FINANCING ACTIVITIES	143,754	77,113
50040010	(+) ACCRUED INTEREST	120,392	67,222
50040020	(+) EXCHANGE FLUCTUATION	0	0
50040030	(+) DERIVATIVE TRANSACTIONS	23,362	9,891
50040040	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	0	0
50050000	CASH FLOWS BEFORE INCOME TAX	715,355	155,434
50060000	CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	-281,153	175,190
50060010	+(-) DECREASE (INCREASE) IN TRADE ACCOUNTS RECEIVABLE	-59,838	-24,394
50060020	+(-) DECREASE (INCREASE) IN INVENTORIES	-15,111	-15,301
50060030	+(-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	-660,898	-313,812
50060040	+(-) INCREASE (DECREASE) IN TRADE ACCOUNTS PAYABLE	-67,530	-77,612
50060050	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	532,968	609,219
50060060	+(-) INCOME TAXES PAID OR RETURNED	-10,744	-2,910
50070000	NET CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES	434,202	330,624
INVESTING ACTIVITIES
50080000	NET CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES	-24,206	-254,086
50080010	(-) PERMANENT INVESTMENTS	0	0
50080020	+ DISPOSITION OF PERMANENT INVESTMENTS	0	0
50080030	(-) INVESTMENT IN PROPERTY, PLANT AND EQUIPMENT	-716,047	-637,859
50080040	+ SALE OF PROPERTY, PLANT AND EQUIPMENT	719,040	398,110
50080050	(-) TEMPORARY INVESTMENTS	0	0
50080060	+ DISPOSITION OF TEMPORARY INVESTMENTS	0	0
50080070	(-) INVESTMENT IN INTANGIBLE ASSETS	-27,199	-14,337
50080080	+ DISPOSITION OF INTANGIBLE ASSETS	0	0
50080090	(-) ACQUISITIONS OF VENTURES	0	0
50080100	+ DISPOSITIONS OF VENTURES	0	0
50080110	+ DIVIDEND RECEIVED	0	0
50080120	+ INTEREST RECEIVED	0	0
50080130	+(-) DECREASE (INCREASE) ADVANCES AND LOANS TO THIRD PARTS	0	0
50080140	-(+) OTHER INFLOWS (OUTFLOWS) OF CASH	0	0
FINANCING ACTIVITIES
50090000	NET CASH FLOW FROM (USED IN) FINANCING ACTIVITIES	1,706,445	5,781
50090010	+ BANK FINANCING	294,144	449,516
50090020	+ STOCK MARKET FINANCING	0	0
50090030	+ OTHER FINANCING	0	0
50090040	(-) BANK FINANCING AMORTISATION	-1,018,724	-357,075
50090050	(-) STOCK MARKET FINANCING AMORTISATION	0	0
50090060	(-) OTHER FINANCING AMORTISATION	0	0
50090070	+(-) INCREASE (DECREASE) IN CAPITAL STOCK	508,614	0
50090080	(-) DIVIDENDS PAID	0	0
50090090	+ PREMIUM ON ISSUANCE OF SHARES	2,023,663	0
50090100	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
50090110	(-) INTEREST EXPENSE	-62,039	-86,660
50090120	(-) REPURCHASE OF SHARES	0	0
50090130	(-)+ OTHER INFLOWS (OUTFLOWS) OF CASH	-39,213	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 03 YEAR: 2013

STATEMENT OF CASH FLOWS
CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.
TO SEPTEMBER 30 OF 2013 AND 2012

	(Thousand Pesos)	CONSOLIDATED

Previous Printing

		CURREENT YEAR	PREVIOUS YEAR
REF	ACCOUNT/SUBACCOUNT	Amount	Amount
50100000	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,116,441	82,319
50110000	EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	35,077	-35,117
50120000	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	822,076	441,068
50130000	CASH AND CASH EQUIVALENTS AT END OF PERIOD	2,973,594	488,270

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 03 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	STATEMENT OF CHANGES IN EQUITY

	(Thousand Pesos)	CONSOLIDATED

Previous Printing

						RETAINED EARNINGS (ACCUMULATED LOSSES)
CONCEPTS	CAPITAL STOCK	SHARES REPURCHASED	PREMIUM ON ISSUANCE OF SHARES	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	OTHER CAPITAL CONTRIBUTED	RESERVES	UNAPPROPRIATED EARNINGS (ACCUMULATED LOSSES)	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	EQUITY ATTRIBUTABLE TO OWNERS OF PARENT	NON-CONTROLLING INTERESTS	TOTAL EQUITY
BALANCE AT JANUARY 7, 2072	1,966,313	0	0	1	0	38,250	-1,144,884	-109,120	750,560	110,518	861,078
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	0	0	0	0	0	0	0	0	0	0	0
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	0	0	0	0	0	0	0	0	0
OTHER CHANGES	0	0	0	0	0	0	0	0	0	0	0
COMPREHENSIVE INCOME	0	0	0	0	0	0	86,075	6,172	92,247	-12,962	79,285
BALANCE AT SEPTEMBER 30, 2012	1,966,313	0	0	1	0	38,250	-1,058,809	-102,948	842,807	97,556	940,363
BALANCE AT JANUARY 1, 2013	2,376,098	0	-190,850	1	-133,723	38,250	-929,645	-107,910	1,052,221	22,446	1,074,667
RETROSPECTIVE ADJUSTMENTS	0	0	0	0	0	0	0	0	0	0	0
APPLICATION OF COMPREHENSIVE INCOME TO RETAINED EARNINGS	0	0	0	0	0	0	0	0	0	0	0
RESERVES	0	0	0	0	0	0	0	0	0	0	0
DIVIDENDS	0	0	0	0	0	0	0	0	0	0	0
CAPITAL INCREASE (DECREASE)	597,461	0	0	0	0	0	0	0	597,461	0	597,461
REPURCHASE OF SHARES	0	0	0	0	0	0	0	0	0	0	0
(DECREASE) INCREASE IN PREMIUM ON ISSUE OF SHARES	0	0	2,069,264	0	0	0	0	0	2,069,264	0	2,069,264
(DECREASE) INCREASE IN NON-CONTROLLING INTERESTS	0	0	-69,758	0	0	0	0	0	-69,758	-19,089	-88,847
OTHER CHANGES	0	0	0	0	97,561	0	1,410	0	98,971	0	98,971
COMPREHENSIVE INCOME	0	0	0	0	0	0	365,793	20,642	386,435	-3,357	383,078
BALANCE AT SEPTEMBER 30, 2013	2,973,559	0	1,808,656	1	-36,162	38,250	-562,442	-87,268	4,134,594	0	4,134,594

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 03 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF	PAGE 1/1
OPERATIONS AND FINANCIAL CONDITION OF THE
	COMPANY	CONSOLIDATED

Previous Printing

Volaris Reports Third Quarter 2013 EBITDAR Margin of 27%, with Record Quarterly Revenue of Ps.3,722 million

Mexico City, Mexico October 28, 2013 - Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”), (NYSE: VLRS, BMV: VOLAR), an ultra-low-cost airline based in Mexico, today announced its financial results for the third quarter of 2013. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). Unless otherwise stated, all comparisons with prior periods refer to the third quarter of 2012.

Third Quarter 2013 Highlights

■	Total operating revenue increased 11.1% year over year to a record Ps.3,722 million.

■	Adjusted EBITDAR was Ps.1,016 million, an increase of 15.5% year over year. Adjusted EBITDAR margin reached 27.3%, the highest quarterly EBITDAR margin achieved by the Company in the last three years.

■	Operating expenses per available seat mile (CASM) decreased to Ps.113.9 cents (US$8.8 cents) a 4.7% decrease year over year. CASM excluding fuel, decreased 2.9% in the same period.

■	Load factor increased 3.6 percentage points to 87.5%, the highest quarterly load factor in the Company’s history.

■	Net income excluding special items increased 38.7%, to Ps.319 million.

“We are very excited now that Volaris is a public company and we want to thank our investors for their support in the transaction,” said Enrique Beltranena, Volaris’ CEO. “In the quarter, Volaris delivered record operating revenue, maintained its growth trajectory and grew its market share while lowering fares and giving more options to our customers to choose what they want to pay for. Despite slower growth in the Mexican economy and the challenging competitive environment in Mexico during the quarter, these results show that our ultra-low-cost model is the right strategy for Mexico and all of our target markets. ”

Market Drivers

■
Slower Mexico and US economic growth: The Mexican General Economic Activity Indicator (IGAE) increased an average of only 1.1% during the first eight months of 2013. Based on the weaker than expected economic activity, Mexico’s Central Bank cut its full year 2013 GDP growth estimate to 1.4%, in the last survey of economic expectations published on October 1, 2013. Similarly, in its latest summary of economic projections released on September 18, 2013, the US Federal Reserve cut its full year 2013 GDP growth estimate for the US to 2%-2.3%.

■
Weather conditions: In September 2013, as a result of adverse weather conditions and airport shutdowns in connection with hurricane “Ingrid” and tropical storm “Manuel”, Volaris canceled 18 flights, delayed more than 145 flights, and re-accommodated more than 2,200 passengers who were unable to fly as scheduled. The storms impacted 13 states in Mexico, resulting in a decline in bookings for the period. Volaris worked in coordination with the federal, state, and local authorities to assist people who were stranded in Acapulco due to the storms, transporting more than 1,600 customers on 11 humanitarian aid flights free of charge on the Acapulco - Mexico City route, which it does not operate regularly.

■
Exchange rate depreciation: The Mexican peso depreciated 3.6% quarter on quarter against the US dollar, as the exchange rate devalued from an average of Ps.12.46 pesos per US dollar in the second quarter 2013 to Ps.12.91 pesos per US dollar during the third quarter of 2013.

■	Fuel costs decrease: The average economic fuel cost per gallon decreased 4.8% year over year in the third quarter 2013.

■
Air traffic volume increase: Volaris accounted for 48% of the passenger volume growth in the first eight months of the year, among domestic carriers, according to the Mexican DGAC (Dirección General de Aeronáutica Civil). The DGAC reported an overall passenger increase for the Mexican carriers of 9.5% for the same period.

■	New routes and operations: During the third quarter 2013, Volaris launched six new domestic routes. Operations, measured in total departures, increased 15.6% year over year.

Record Operating Revenue

For the third quarter 2013, Volaris’ total operating revenue was Ps.3,722 million, which represented an increase of 11.1% year over year compared to the third quarter 2012. The load factor was 87.5%, the highest quarterly load factor in the Company’s history, and a 3.6% increase year over year driven by our low-fare strategy.

Volaris booked 2.6 million passengers in the third quarter 2013, 25.4% more than in the third quarter of 2012. This increase in passengers was a result of our ongoing strategy to stimulate demand by targeting passengers who travel by bus and by offering lower base fares which were lowered 12.8% year over year.

As compared to the third quarter 2012, passenger revenue per available seat mile (RASM) was 6.2% lower and total operating revenue per available seat mile (TRASM) was 4.6% lower, resulting from our lower fare structure combined with an increase in the domestic competitive environment that put additional pressure on our base fares in certain key markets.

Volaris traffic, measured in terms of revenue passenger miles (RPMs), increased by 21.6% year over year in the third quarter 2013 with the incorporation of nine new aircraft from October 1, 2012 to September 30, 2013.

During this period, our non-ticket revenue increased to Ps.503 million, a 24.8% increase as compared to third quarter 2012.

Continued Cost Discipline

The operating expenses per available seat mile (CASM) for the third quarter 2013 were Ps.113.9 cents, a 4.7% reduction compared to the third quarter of 2012, primarily driven by efficiency benefits and sustained cost control discipline. CASM excluding fuel also decreased 2.9% year over year.

During the third quarter of 2013, the fuel expense was Ps.1,400 million, 8.3% higher than same period of the last year, mainly due to an increase in our capacity of 16.5%, measured in available seat miles terms (ASMs), partially offset by a 4.8%. lower fuel cost price.

Volaris contracts derivative financial instruments intended to hedge against significant and/or sudden increases in its fuel price. Such instruments are negotiated on the Over-the-Counter (“OTC”) market, with approved counterparties and within the approved limits of the Hedging Policy. At the date of this report, the Company has Asian swaps with U.S. Gulf Coast Jet Fuel 54 as an underlying asset, through which it pays fixed amounts and receives amounts based on the average price of the underlying asset within the hedged period. These instruments qualify for hedge accounting and accordingly, their effects are presented as part of the fuel cost in the consolidated statements of operations. During the third quarter of 2013, Volaris recorded a gain of Ps.4.7 million, related to the derivative financial instruments.

During the third quarter of 2013, aircraft and engine rent expense was Ps.562 million, 14.5% higher than same period of the last year, mainly due to nine new aircraft Airbus A320 received after September 30, 2012.

The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations and flight equipment operating lease agreements with floating interest rates. The Company’s results are affected by fluctuations in market interest rates due to the impact that such changes may have on lease payments indexed to London Inter Bank Offered Rate (“LIBOR”). The Company uses interest rate swaps to hedge its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge. During third quarter 2013, Volaris recorded a loss of Ps.27.2 million, related to these financial instruments.

The salaries and benefits expense was Ps.397 million during the third quarter of 2013, 20.9% higher than same period of the last year, mainly as a result of an increase in departures of 15.6% and our fleet size, which required an increase in our total employees.

The landing, take-off and navigation expense was Ps.498 million during three months ended September 30, 2103, an increase of 14.6% compared to the same period of last year, primarily due to an increase in our airport served. Additionally, our booked passengers increased 25.4%.

Sales, marketing and distribution expenses decreased 11.7% compared to the same period of last year, primarily as a result of our constant pursuit of operational efficiency.

During the third of quarter 2013, maintenance expenses were Ps.138 millions, 5.4% higher than same period of last year, primarily due to an increase in our fleet size and higher maintenance costs associated with the aging of our fleet size.

Depreciation and amortization expenses increased 48.8%, mainly due to the amortization of major maintenance events associated with our fleet age.

Strong Balance Sheet and Liquidity

As of September 30, 2013, Volaris had Ps.2,974 million in unrestricted cash and cash equivalents, representing 23% of last twelve month total operating revenues. The Company recorded negative net debt (or a positive net cash position) of Ps.2,565 million and total equity reached 4,135 million.

During the third quarter 2013, Volaris incurred in capital expenditures of Ps.163 million. The Company paid Ps.99 million in pre-delivery payments for future deliveries of aircraft net of refunds, and recorded additional purchases of rotable spare parts, furniture and equipment totaling Ps.64 million. The Company also obtained an extension of its pre-delivery payments facility for eight new aircraft with Santander and Bancomext for US$71 million, which now covers aircraft deliveries through the first half of 2016.

Young and Fuel Efficient Fleet

As of September 30, 2013, reflecting our strategy to further reduce our unit cost, Volaris has continued to take deliveries of larger A320 aircraft, bringing our mix of A320/A319s to a 50/50 split. The Company´s fleet was comprised of 44 aircraft (22 Airbus A320 and 22 Airbus A319), with an average age of 4.2 years. During the third quarter of 2013 Volaris received one new Airbus A320 aircraft equipped with sharklets.

On August 19, 2013, the Company selected Pratt & Whitney and International Aero Engines (IAE) to power its fleet of 30 A320neo and 14 A320ceo to be delivered between 2015 and 2020.

During the fourth quarter Volaris will be redelivering two A319 and receiving two new Airbus A320 aircraft equipped with sharkelts, in line with our strategy of maintaining a young and efficient fleet.

Other Current Highlights

In October, we successfully migrated to our new reservations system, called Navitaire, which will enable us to further develop our non-ticket revenues. We also took advantage of this platform migration to re-launch our new webpage and implement our new baggage policy.

Investors are urged to read carefully the Company's periodic reports filed with or furnished to the Securities and Exchange Commission, for additional information regarding the Company.

Conference Call/Webcast Details

Volaris will conduct a conference call to discuss these results tomorrow, October 29th, 2013, at 11:00 a.m. ET. A live audio webcast of the conference call will be available to the public on a listen-only basis at http://ir.volaris.com.

About Volaris

Volaris (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier, or ULCC, based in Mexico. Volaris utilizes its ULCC business model and efficient operations to offer low base fares and to stimulate demand while aiming to provide high quality customer service. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States. Volaris' unbundled pricing strategy allows it to provide low base fares and enables its passengers to select and pay for a range of optional products and services. Volaris' mission is to offer its clients high quality customer service at an affordable price.

Since beginning operations in March 2006, Volaris has increased its routes from 5 to 88 and its fleet from 4 to 44 aircraft. Volaris offers more than 200 daily flight segments on routes that connect 33 cities in Mexico and 11 cities in the United States with the youngest aircraft fleet in Mexico. Among other recognitions, Volaris has received the ESR Award for Social Corporate Responsibility for three consecutive years. For more information, please visit: www.volaris.com.

Forward-looking Statements

Statements in this release contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company's expectations or beliefs concerning future events. When used in this release, the words “expects,” “estimates,” “plans,” “anticipates,” “indicates,” “believes,” “forecast,” “guidance,” “outlook,” “may,” “will,” “should,” “seeks,” “targets” and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company's objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company's intentions and expectations regarding the delivery schedule of aircraft on order, announced new service routes and customer savings programs. All forward-looking statements in this release are based upon information available to the Company on the date of this release. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements are subject to a number of factors that could cause the Company's actual results to differ materially from the Company's expectations, including the competitive environment in the airline industry; the Company's ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company's ability to generate non-ticket revenues; and government regulation. Additional information concerning these and other factors is contained in the Company's Securities and Exchange Commission filings.

Investor Relations Contact

Andrés Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media Contact

Jimena Llano / jimena.llano@volaris.com / +52 1 55 4577 0857

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited (In Mexican pesos, except otherwise indicated)	Three months ended September 30, 2013 (US Dollars)*	Three months ended September 30, 2013	Three months ended September 30, 2012	Var (%)
Total operating revenue (million)	286	3,722	3,349	11.1%
Total operating expenses (millon)	257	3,348	3,014	11.1%
EBIT (million)	29	374	335	11.5%
EBIT margin	10.0%	10.0%	10.0%	0.0	pp
Adjusted EBITDA (million)	35	454	389	16.7%
Adjusted EBITDA margin	12.2%	12.2%	11.6%	0.6	pp
Adjusted EBITDAR (million)	78	1,016	880	15.5%
Adjusted EBITDAR margin	27.3%	27.3%	26.3%	1.0	pp
Net income (million)	20	254	230	10.3%
Net margin	6.8%	6.8%	6.9%	0.0	pp
Net income excluding special items (million)**	24	319	230	38.7%
Net margin excluding special items (million)**	8.6%	8.6%	6.9%	1.7	pp
Earnings per share:
Basic (cents)	2.3	30.2	29.1	3.8%
Diluted (cents)	2.3	29.4	29.1	1.0%
Earnings per share excluding special items:
Basic (cents)	2.9	37.9	29.1	30.1%
Diluted (cents)	2.8	36.9	29.1	26.7%
Weighted average shares outstanding:
Basic**		840,686,376	727,595,544	15.5%
Diluted**		863,256,287	727,595,544	18.6%
Available seat miles (ASMs) (million)		2,939	2,523	16.5%
Revenue passenger miles (RPMs) (million)		2,573	2,117	21.5%
Load factor		87.5%	83.9%	3.6	pp
Total operating revenue per ASM (TRASM) (cents)	9.7	126.6	132.7	-4.6%
Passenger revenue per ASM (RASM) (cents)	8.4	109.5	116.8	-6.2%
Average fare	96	1,253	1,437	-12.8%
Non-ticket revenue per passenger	15.0	195.7	196.6	-0.5%
Operating expenses per ASM (CASM) (cents)	8.8	113.9	119.5	-4.7%
CASM excluding fuel (cents)	5.1	66.3	68.2	-2.9%
Booked passengers (thousands)		2,570	2,050	25.4%
Departures		18,619	16,110	15.6%
Block hours		49,172	43,223	13.8%
Fuel gallons consumed (million)		35.2	31.0	12.9%
Average economic fuel cost per gallon	3.1	39.7	41.7	-4.8%
Aircraft at end of period		44	37	18.9%
Average aircraft utilization (block hours)		12.9	13.1	-1.5%
Average exchange rate		12.91	13.18	-2.0%

* Peso amounts were converted to U.S. dollars of Ps. 13.0119
** Excludes debt prepayment penalty of Ps. 65 million

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited (In Mexican pesos, except otherwise indicated)	Nine months ended September 30, 2013 (US Dollars)*	Nine months ended September 30, 2013	Nine months ended September 30, 2012	Var (%)
Total operating revenue (millions)	755	9,819	8,466	16.0%
Total operating expenses (millons)	715	9,305	8,257	12.7%
EBIT (millions)	40	514	209	>100%
EBIT margin	5.2%	5.2%	2.5%	2.8	pp
Adjusted EBITDA (millions)	56	730	350	>100%
Adjusted EBITDA margin	7.4%	7.4%	4.1%	3.3	pp
Adjusted EBITDAR (millions)	178	2,322	1,749	32.8%
Adjusted EBITDAR margin	23.7%	23.7%	20.7%	3.0	pp
Net income (millions)	28	362	74	>100%
Net margin	3.7%	3.7%	0.9%	2.8	pp
Net income excluding special items	33	428	74	>100%
Net margin excluding special items	4.4%	4.4%	0.9%	3.5	pp
Earnings per share:
Basic (cents)	3.4	44.8	11.8	>100%
Diluted (cents)	3.3	43.2	11.8	>100%
Earnings per share excluding special items:
Basic (cents)**	4.1	52.8	11.8	>100%
Diluted (cents)**	3.9	50.9	11.8	>100%
Weighted average shares outstanding:
Basic	-	815,953,698	727,595,544	12.1%
Diluted	-	847,041,525	727,595,544	16.4%
Available seat miles (ASMs) (millions)	-	7,954	6,764	17.6%
Revenue passenger miles (RPMs) (millions)	-	6,674	5,664	17.8%
Load factor	-	83.9%	83.7%	0.2	pp
Total operating revenue per ASM (TRASM) (cents)	9.5	123.4	125.2	-1.4%
Passenger revenue per ASM (RASM) (cents)	8.1	105.4	109.7	-3.9%
Average fare	97	1,267	1,360	-6.8%
Non-ticket revenue per passenger	17	217	192	12.6%
Operating expenses per ASM (CASM) (cents)	9.0	117.0	122.1	-4.2%
CASM excluding fuel (cents)	5.4	70.3	70.2	0.0%
Booked passengers (thousands)	-	6,620	5,456	21.3%
Departures	-	50,442	43,050	17.2%
Block hours	-	134,244	115,946	15.8%
Fuel gallons consumed (millions)	-	94.6	82.4	14.8%
Average economic fuel cost per gallon	3.0	39.3	42.5	-7.7%
Aircraft at end of period	-	44	37	18.9%
Average aircraft utilization (block hours)	-	12.3	12.4	-0.8%
Average exchange rate		12.68	13.24	-4.2%

* Peso amounts were converted to U.S. dollars of Ps. 13.0119
** Excludes debt prepayment penalty of Ps. 65 million

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited (in millions of Mexican pesos)	Three months ended September 30, 2013 (US Dollars*)	Three months ended September 30, 2013	Three months ended September 30, 2012	Var (%)
Operating revenues:
Passenger	247	3,219	2,946	9.2%
Non-ticket	39	503	403	24.8%
	286	3,722	3,349	11.1%

Other operating income	(1)	(7)	(15)	-54.2%
Fuel	108	1,400	1,293	8.3%
Aircraft and engine rent expense	43	562	491	14.5%
Salaries and benefits	30	397	328	20.9%
Landing, take-off and navigation expenses	38	498	435	14.6%
Sales, marketing and distribution expenses	14	179	203	-11.7%
Maintenance expenses	11	138	131	5.4%
Other operating expenses	8	100	94	6.6%
Depreciation and amortization	6	81	54	48.8%
Operating expenses	257	3,348	3,014	11.1%

Operating income	29	374	335	11.5%

Finance income	1	7	7	-1.8%
Finance cost	(6)	(84)	(24)	>100%
Exchange gain (loss), net	2	26	(84)	NA
Comprehensive financing result	(3)	(51)	(102)	-50.0%

Income before income tax	26	323	234	38.2%
Income tax (expense) benefit	(5)	(69)	(4)	>100%
Net income	20	254	230	10.3%

Attribution of net income (loss):
Equity holders of the parent	20	254	212	19.6%
Non-controlling interest	-	-	18	100.0%
Net income	20	254	230	10.3%

* Peso amounts were converted to U.S. dollars at the rate of Ps. 13.0119 for convenience purposes only.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited (in millions of Mexican pesos)	Nine months ended September 30, 2013 (US Dollars*)	Nine months ended September 30, 2013	Nine months ended September 30, 2012	Var (%)
Operating revenues:
Passenger	644	8,385	7,417	13.0%
Non-ticket	110	1,434	1,049	36.7%
	754	9,819	8,466	16.0%

Other operating income	(3)	(33)	(58)	-43.1%
Fuel	286	3,716	3,507	6.0%
Aircraft and engine rent expense	122	1,592	1,399	13.8%
Salaries and benefits	88	1,144	937	22.0%
Landing, take-off and navigation expenses	109	1,417	1,184	19.6%
Sales, marketing and distribution expenses	40	525	553	-4.9%
Maintenance expenses	33	430	344	24.8%
Other operating expenses	23	297	249	19.1%
Depreciation and amortization	17	216	141	52.9%
Operating expenses	715	9,305	8,257	12.7%

Operating income	39	514	209	>100%

Finance income	1	19	12	61.3%
Finance cost	(9)	(120)	(67)	79.1%
Exchange gain (loss), net	4	46	(79)	NA
Comprehensive financing result	(4)	(55)	(134)	-58.7%

Income before income tax	35	459	75	>100%
Income tax (expense) benefit	(7)	(97)	(1)	>100%
Net income	28	362	74	>100%

Attribution of net income (loss):
Equity holders of the parent	28	366	86	>100%
Non-controlling interest	-	(3)	(12)	-72.6%
Net income	28	362	74	>100%

* Peso amounts were converted to U.S. dollars at the rate of Ps. 13.0119 for convenience purposes only.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Financial Position

(in millions of Mexican pesos)	September 30, 2013 Unaudited (US Dollars*)	September 30, 2013 Unaudited	December 31, 2012 Audited (Restated)
Assets
Cash and cash equivalents	229	2,974	822
Accounts receivable	53	686	387
Inventories	9	112	97
Prepaid expenses and other current assets	29	376	268
Financial instruments	-	2	2
Guarantee deposits	31	406	238
Total current assets	350	4,555	1,815
Other accounts receivable	-	-	-
Rotable spare parts, furniture and equipment, net	82	1,062	1,195
Intangible assets	5	69	60
Deferred income tax	21	274	320
Guarantee deposits	188	2,445	2,245
Other assets	4	47	54
Assets classified as held for sale	-	-	12
Total assets	650	8,452	5,702
Liabilities
Unearned transportation revenue	116	1,513	1,259
Accounts payable	36	463	524
Accrued liabilities	69	894	766
Taxes payable	52	682	560
Financial instruments	2	30	37
Financial debt	10	134	527
Other liabilities	6	78	49
Total short-term liabilities	292	3,794	3,722
Financial instruments	6	84	111
Financial debt	21	275	633
Other liabilities	11	142	147
Employee benefits	-	5	4
Deferred income taxes	1	17	11
Total liabilities	332	4,318	4,627
Equity
Capital stock	229	2,974	2,376
Treasury shares	(3)	(36)	(134)
Contributions for future capital increases	-	-	-
Legal reserve	3	38	38
Other capital reserves	-	1	-
Additional paid-in capital	139	1,809	(191)
Accumulated losses	(43)	(564)	(930)
Other accumulated comprehensive losses	(7)	(87)	(108)
Total equity attributable to equity holders of the parent	318	4,135	1,052
Non-controlling interest	-	-	22
Total equity	318	4,135	1,075
Total liabilities and equity	650	8,452	5,702

Total shares outstanding fully diluted		1,011,876,677	1,977,460 **

* Peso amounts were converted to U.S. dollars at the rate of Ps. 13.0119 for convenience purposes only.
** Pre-split shares. A share split of 403 to 1 was done in June 2013 in connection to the IPO.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows

Unaudited (in millions of Mexican pesos)	Nine months ended September 30, 2013 (US Dollars*)	Nine months ended September 30, 2013	Nine months ended September 30, 2012

Net cash flow provided by operating activities	33	434	331
Net cash flow used in investing activities	(2)	(24)	(254)
Net cash flow (used in) provided by financing activities	131	1,706	6
Increase in cash and cash equivalents	163	2,116	82
Net foreign exchange differences	3	35	(35)
Cash and cash equivalents at beginning of period	63	822	441
Cash and cash equivalents at end of period	229	2,974	488

* Peso amounts were converted to U.S. dollars at the rate of Ps. 13.0119 for convenience purposes only.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 03 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	FINANCIAL STATEMENT NOTES	PAGE 1/13

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CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1) Corporate Presentation

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Controladora”) was incorporated in Mexico in accordance with Mexican corporate laws on October 27, 2005. Controladora is domiciled in México, City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, México D.F.

The Consolidated Financial Statements of the Controladora for the quarterly periods ended September 30, 2013 and 2012 comprise the Controladora and its Subsidiaries.

Controladora is listed on the Mexican Stock Exchange (“BMV”) and on the New York Stock Exchange (NYSE).  The Company mainly renders domestic and international air transportation services, regular and non-regular passenger, freight, and mail in the Mexican United States and abroad.

2) Basis of preparation

Statement of compliance

The unaudited interim condensed consolidated financial statements for the nine months ended September 30, 2013 and its notes have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standard Board, using Mexican pesos as the functional and reporting currency.

Basis of measurement and presentation

The accompanying consolidated financial statements have been prepared under the historical cost convention, except for derivative financial instruments that are measured at fair value. The carrying value of recognized financial assets and liabilities that are designated and accounted for as cash flow hedges are adjusted to record changes in fair values attributable to the risks that are being hedged.

Non-controlling interests represent the portion of profits or losses and net assets representing ownership interests in subsidiaries not held by the Company. Non-controlling interests are presented separately in the consolidated statement of comprehensive income and in equity in the consolidated statement of financial position separately from the Company’s own equity.

Non-controlling interests represent the portion of profits or losses and net assets representing ownership interests in subsidiaries not held by the Company. Non-controlling interests are presented separately in the consolidated statement of comprehensive income and in equity in the consolidated statement of financial position separately from the Company’s own equity.

Acquisitions of non-controlling interest are recognized as equity transactions (transactions with owners in their capacity as owners). The carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid are recognized directly in equity and attributed to the owners of the parent.

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The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

The exchange rate of the peso with respect to the dollar at September 30, 2013 and 2012 was Ps. 13.0119 and Ps.12.8695, respectively.

Unless indicated otherwise, the totals and percentages do not accurately reflect the absolute amounts in this document due to rounding off.

3) Basis of consolidation

The accompanying consolidated financial statements comprise the financial statements of Controladora and its subsidiaries. At September 30, 2013 and December 31, 2012, the majority owned subsidiaries of the Company are as follows:

	At September 30, 2013	At December 31, 2012
Nombre

Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V.	100%	97.95%
Comercializadora Volaris, S.A. de C.V. (“Comercializadora”)	100%	98.00%
Servicios Corporativos Volaris, S.A. de C.V. (“Servicios Corporativos”)	100%	98.00%
Servicios Administrativos Volaris, S.A. de C.V. (“Servicios Administrativos”)	100%	98.00%
Deutsche Bank México, S.A., Fideicomiso 1462	100%	100.00%
Deutsche Bank México, S.A., Fideicomiso 1484	100%	100.00%
Deutsche Bank México, S.A., Fideicomiso 1498	100%	100.00%
Fideicomiso irrevocable de administración número F/307750	100%	100.00%

The financial statements of the subsidiaries are prepared for the same reporting period as the parent Controladora, using consistent accounting policies. All intercompany balances, transactions, unrealized gains and losses resulting from intercompany transactions are eliminated in full.

Total comprehensive income within a subsidiary is attributed to the non-controlling interest even if it results in a deficit balance. In conformity with Standing Interpretation Committee (“SIC”) 12, the financial statements of the trusts to which Controladora assigned its rights and obligations during 2013 and 2012, are consolidated into the Company’s financial statements, as the trusts are considered special purpose entities.

4) Accounting policies

a) Revenue recognition

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Revenues from the air transportation of passengers and commissions from ground transportation services are recognized at the earlier of when the service is provided or when the non-refundable ticket expires at the date of the scheduled travel.

Ticket sales for future flights are initially recognized as liabilities under the caption unearned transportation revenue and, once the transportation service is provided by the Company, the earned revenue is recognized as passenger ticket revenues and the unearned transportation revenue is reduced by the same amount. All of the Company’s tickets are non-refundable, subject to change upon a payment of a fee. Additionally the Company does not operate a frequent flier program.

Non-ticket revenue includes: cargo services, charter flight services, fees charged to passengers for excess baggage, travel assistance, advance seat selection, carriage of sports equipment check-in, commission from sales of insurance by third parties and other services.

All such revenues are collected from passengers and recognized as non-ticket revenue when the service has been provided, which is typically the flight date.

The Company is also required to collect certain taxes and fees from customers on behalf of government agencies and airports and remit these back to the applicable governmental entity or airport on a periodic basis. These taxes and fees include value added tax, federal transportation taxes, federal security charges, airport passenger facility charges, and foreign arrival and departure taxes. These items are collected from customers at the time they purchase their tickets, but are not included in passenger revenue. The Company records a liability upon collection from the customer and discharge the liability when payments are remitted to the applicable governmental entity or airport.

b) Cash and cash equivalents

Cash and cash equivalents are represented by bank deposits and highly liquid investments with maturities of 90 days or less at the original purchase date.

For the purpose of the consolidated statement of cash flows, cash and cash equivalent consist of cash and short-term deposits as defined above, net of outstanding bank overdrafts.

c) Financial assets and liabilities

Financial instruments – initial recognition and subsequent measurement

i) Financial assets

Initial recognition and measurement

Financial assets within the scope of IAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus transaction costs, except in the case of financial assets recorded at fair value through profit or loss.

Subsequent measurement

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STOCK EXCHANGE CODE: VOLAR	QUARTER: 03 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	FINANCIAL STATEMENT NOTES	PAGE 4/13

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The subsequent measurement of financial assets depends on their classification as described below:

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.

Loans and receivables

Loans and receivables and other accounts receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the Effective Interest Rate (“EIR”) method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the income statement. The losses arising from impairment are recognized in the income statement in finance costs for loans and in cost of sales or other operating expenses for receivables.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

a) The rights to receive cash flows from the asset have expired;
b) The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (i) the Company has transferred substantially all the risks and rewards of the asset, or (ii) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset; or

c) When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the asset is recognized to the extent of the Company’s continuing involvement in the asset. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

ii) Impairment of financial assets

The Company assesses, at each reporting date, whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is deemed to be impaired if there is objective evidence of impairment as a result of one or more events that has occurred since the initial recognition of the asset (an incurred ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and observable data indicating that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

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Financial assets carried at amortized cost

For financial assets carried at amortized cost, the Company first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment. If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current EIR.

iii) Financial liabilities

Initial recognition and measurement

Financial liabilities within the scope of IAS 39 are classified as financial liabilities at fair value through profit or loss, loans and borrowings, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. The Company determines the classification of its financial liabilities at initial recognition. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

The Company’s financial liabilities include accounts payable to suppliers, unearned transportation revenue, other accounts payable, loans and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification as described below: Financial liabilities at fair value through profit or loss Financial liabilities at fair value through profit or loss include financial liabilities designated upon initial recognition as at fair value through profit or loss. Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term. This category includes derivative financial instruments that are not designated as hedging instruments in hedge relationships as defined by IAS 39.

Gains or losses on liabilities held for trading are recognized in the income statement.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated at the initial date of recognition, and only if the criteria in IAS 39 are satisfied. The Company has not designated any financial liability as at fair value through profit or loss.

Loans and borrowings

After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the income statement.

Derecognition

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A financial liability is derecognized when the obligation under the liability is discharged or cancelled, or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated income statement.

d) Other accounts receivables and allowance for doubtful receivables

Other accounts receivables are due primarily from major credit card processors associated with the sales of tickets, stated at cost less allowances made for doubtful accounts, which approximates fair value given their short-term nature.

An allowance for doubtful receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivable through risk analysis and taking into account the historical analysis of the recovery of arrears.

e) Inventories

Inventories consist primarily of flight equipment expendable parts, materials and supplies, and are recorded at acquisition cost. Inventories are carried at the lower of cost and their net realization value, which do not exceed respective replacement value. The cost is determined on the basis of the weighted average cost method and expensed when used in operations.

f) Intangibles assets

Cost related to the purchase or development of computer software that is separable from an item of related hardware is capitalized separately and amortized over the period in which it will generate benefits not exceeding five years on a straight-line basis. The Company annually reviews the estimated useful lives and salvage values of intangible assets and any changes are accounted for prospectively.

We record impairment charges on intangible assets used in operations when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less cost to sell and its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

g) Guarantee deposits

Guarantee deposits consist primarily of aircraft maintenance deposits paid to lessors, deposits for rent of flight equipment and other guarantee deposits. Aircraft and engine deposits are in U.S. dollars held by lessors and are presented as current assets and non-current assets, based on the recovery dates of each deposit established in the related agreements.

Aircraft maintenance deposits paid to lessors

The Company’s lease agreements provide that the Company pays maintenance deposits to aircraft lessors to be held as collateral in advance of the Company’s performance of major maintenance activities. These lease agreements provide that maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (i) the

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amount of the maintenance deposits held by the lessor associated with the specific maintenance event, or (ii) the qualifying costs related to the specific maintenance event.

Substantially all of these maintenance deposits are calculated based on a utilization measure of the leased aircrafts and engines, such as flight hours or cycles, and are used solely to collateralize the lessor for maintenance time run off the aircraft and engines until the completion of the maintenance of the aircraft and engine.

Maintenance deposits expected to be recovered from lessors are reflected as guarantee deposits in the accompanying consolidated statement of financial position. The portion of prepaid maintenance deposits that is deemed unlikely to be recovered, primarily relating to the rate differential between the maintenance deposits payments and the expected cost for the next related maintenance event that the deposits serve to collateralize, and is recognized as supplemental rent. Thus, any excess of the required deposit over the expected cost of the major maintenance event is recognized as supplemental rent starting from the period the determination is made.

Any usage-based maintenance deposits paid, related with the last major maintenance event that are nonrefundable to the Company and are not substantively related to the maintenance of the leased asset are accounted for as contingent rent in the consolidated statements of operations. The Company records lease payment as contingent rent when it becomes probable and reasonably estimable that the maintenance deposits payments will not be refunded.

The Company makes certain assumptions at the inception of the lease and at each consolidated statement of financial position date to determine the recoverability of maintenance deposits. These assumptions are based on various factors such as the estimated time between the maintenance events, the date the aircraft is due to be returned to the lessor, and the number of flight hours the aircraft and engines is estimated to be utilized before it is returned to the lessor.

In the event that lease extensions are negotiated, any extension benefit is recognized as a liability. The aggregate benefit of extension is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.

h) Aircraft and engine maintenance

The Company is required to conduct diverse levels of aircraft maintenance. Maintenance requirements depend on the type of aircraft, age and the route network over which it operates.

Fleet maintenance requirements may involve short cycle engineering checks, for example, component checks, monthly checks, annual airframe checks and periodic major maintenance and engine checks.

Aircraft maintenance and repair consists of routine and non-routine works, divided into three general categories: (i) routine maintenance, (ii) major maintenance and (iii) component service.

(i)
Routine maintenance requirements consists in scheduled maintenance checks on the Company’s aircraft, including pre-flight, daily, weekly and overnight checks, any diagnostics and routine repairs and any unscheduled tasks performed as required. This type of line maintenance events are currently serviced by the Company mechanics and are primarily completed at the main airports that the Company currently serves. All other maintenance activities are sub-contracted to qualified maintenance business partner, repair and overhaul organizations. Routine maintenance also includes scheduled tasks that can take from seven to 14 days to accomplish and typically are required approximately every 22 months. All routine maintenance costs are expensed as incurred.

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(ii)	Major maintenance consist of a series of more complex tasks that can take from one to eight weeks to accomplish and typically are required approximately every five to six years.

Major maintenance is accounted for under the deferral method, whereby the cost of major maintenance and major overhaul and repair is capitalized (improvements to leased assets) and amortized over the shorter period of the next major maintenance event or the remaining contractual lease term. The next major maintenance event is estimated based on assumptions including estimated usage. The United States Federal Aviation Administration (“FAA”) in the United States and the Mexican Civil Aeronautic Authority (Dirección General de Aeronáutica Civil or “DGAC”) in Mexico mandated maintenance intervals and average removal times as suggested by the manufacturer.

These assumptions may change based on changes in the utilization of aircraft, changes in government regulations and suggested manufacturer maintenance intervals. In addition, these assumptions can be affected by unplanned incidents that could damage an airframe, engine, or major component to a level that would require a heavy maintenance event prior to a scheduled maintenance event. To the extent the planned usage increases, the estimated life would decrease before the next maintenance event, resulting in additional expense over a shorter period.

(iii) The Company has an engine flight hour agreement that guarantees a cost per overhaul, provides miscellaneous engine coverage, caps the cost of foreign objects damage events, ensures there is protection from annual escalations, and grants an annual credit for scrapped components. The cost associated with the miscellaneous engine coverage is recorded as incurred in the consolidated statement of operations.

The Company has a power‑by‑hour agreement for component services, which guarantees the availability of aircraft parts for the Company’s fleet when they are required. It also provides aircraft parts that are included in the redelivery conditions of the contract (hard time) without constituting an additional cost at the time of redelivery. The monthly maintenance cost associated to this agreement is recorded to the consolidated statement of operations.

i) Rotable spare parts, furniture and equipment, net

Rotable spare parts, furniture and equipment, are recorded at cost and are depreciated to estimated residual values over their estimated useful lives using the straight-line method. Pre-delivery payments refer to prepayments made to aircraft and engine manufacturers incurred during the manufacture of the aircraft.

The borrowing costs related to the acquisition or construction of qualifying asset is capitalized as part of the cost of that asset.

Depreciation rates are as follows:

Annual depreciation rate
Leasehold improvements to flight equipment	The shorter of: (i) lease term, or (ii) the next major maintenance event
Computer equipment	25%
Mobile lounges	25%
Communications equipment	10%
Miscellaneous equipment	10%
Electric power equipment	10%
Workshop machinery and tools	10%
Office furniture and equipment	10%
Aircraft parts and rotable spare parts	8.3%

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CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	FINANCIAL STATEMENT NOTES	PAGE 9/13

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The Company reviews annually the useful lives and salvage values of these assets and any changes are accounted for prospectively.

The Company records impairment charges on rotable spare parts, furniture and equipment used in operations when events and circumstances indicate that the assets may be impaired or when the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less cost to sell and its value in use.

The value in use calculation is based on a discounted cash flow model, using our projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

j) Foreign currency transactions and exchange differences

The Mexican peso is the functional currency of the Company and its subsidiaries.

Transactions in foreign currencies are translated into the Company’s functional currency at the exchange rate at the date of the transaction.

Monetary assets and liabilities denominated in foreign currencies are subsequently translated at the exchange rate at the consolidated statement of financial position date.

Any differences resulting from the currency translation are recognized in the consolidated statement of operations.

Non-monetary items that are measured in terms of historical cost in a foreign currency are not subject to remeasurement after the dates of the initial transactions.

k) Liabilities and provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

For certain operating leases, the Company is contractually obligated to return the leased aircraft and engines in a specific return condition. The Company accrues for restitution costs related to aircrafts held under operating leases throughout the term of the lease, based upon the estimated cost of satisfying the return condition criteria for each aircraft.

The Company records aircraft lease return liabilities reserve that is calculated based on the best estimate of the return obligation costs under each aircraft lease agreement. These return obligations are related to the possible costs incurred in the reconfiguration of aircraft (interior and exterior), painting, carpeting and other costs, which are estimated based on current cost adjusted for the inflation.

l) Employee benefits

i) Personnel vacations

The Company recognizes a reserve for the costs of paid absences, such as vacation time, based on the accrual method.

ii) Seniority premiums

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Seniority premiums other than those arising from restructurings, are recognized based upon actuarial calculations, the cost of benefits are determined using the projected unit credit method.

Actuarial gains and losses are recognized in full in the period in which they occur in other comprehensive income. Such actuarial gains and losses are not reclassified to profit or loss in subsequent periods.

Past service costs are recognized immediately following the introduction of, or changes to, a pension plan.

The defined benefit asset or liability comprises the present value of the defined benefit obligation using a discount rate based on government bonds (Certificados de la Tesorería de la Federación “CETES” in Mexico), less the fair value of plan assets out of which the obligations are to be settled.

iii) Incentives

The Company has a quarterly incentive plan for certain personnel whereby cash bonuses are awarded for compliance with performance targets. These incentives are accounted for as a short-term benefit under IAS 19R. A provision is recognized based on the estimated amount of the incentive payment.

iv) Long-term retention plan

During 2011, the Company implemented an employee long-term retention plan, the purpose of this plan is to retain high performing employees within the organization by paying incentives depending on the Company´s performance. Incentives under this plan are payable in three equal annual installments and the cost is determined using the projected unit credit method.

v) Management incentive plan

Certain key employees of the Company receive additional benefits through a share purchase agreement, which has been classified as an equity-settled share-based payment. The equity settled compensation cost is recognized in consolidated statement of operations under the caption of salaries and benefits, over the vesting period.

vi) Employee profit sharing

Employee profit sharing is computed at the rate of 10% of the individual company taxable income, except for depreciation of historical rather restated values, foreign exchange gains and losses, which are not included until the asset is disposed of or the liability is due and other effects of inflation are also excluded. The cost of employee profit sharing earned for the current-year is presented as an expense in the consolidated statement of operations.

m) Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.

Property and equipment lease agreements are recognized as finance leases if the risks and benefits incidental to ownership of the leased assets have been transferred to the Company when (i) the ownership of the leased asset is transferred to the Company upon termination of the lease; (ii) the agreement includes an option to purchase the asset at a reduced price; (iii) the term of the lease is for the major part of the economic life of the leased asset; (iv) the present value of minimum

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lease payments is basically the same as the fair value of the leased asset, net of any future benefit or scrap value; or (v) the leased asset is of a specialized nature for the Company.

When the risks and benefits incidental to the ownership of the leased asset remain mostly with the lessor, they are classified as operating leases and rental payments are charged to results of operations on a straight-line over the term of the lease.

Lease contracts for aircraft, engines and components parts are classified as operating leases.

Sale and leaseback

The Company enters into sale and leaseback agreements whereby an aircraft or engine is sold to a lessor upon delivery and the lessor agrees to lease such aircraft or engine back to the Company. Leases under sale and leaseback agreements meet the conditions for treatment as operating leases.

Profit or loss related to a sale transaction followed by an operating lease, is accounted for as follows:

(i) Profit or loss is recognized immediately when it is clear that the transaction is established at fair value.

(ii)If the sale price is below fair value, any profit or loss is recognized immediately.

However, if the loss is compensated for by future lease payments at below market price, such loss is recognized as an asset in the consolidated statements of financial position, and loss recognition is deferred and amortized to the consolidated statements of operations in proportion to the lease payments over the contractual lease term.

(iii) If the sale price is above fair value, the excess of the price above the fair value is deferred and amortized to the consolidated statements of operations over the asset’s expected lease term, including probable renewals, with the amortization recorded as a reduction of rent expense.

n) Income taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the tax authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences.

Deferred tax assets are recognized for all deductible temporary differences, the carry-forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that

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taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax credits and unused tax losses can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

o) Derivative financial instruments and hedge accounting

The Company mitigates certain financial risks, such as volatility in the price of fuel, adverse changes in interest rates and exchange rate fluctuations, through a risk management program that includes the use of derivative financial instruments.

In accordance with IAS 39, derivative financial instruments are recognized on the consolidated statement of financial position at fair value. The effective portion of a cash flow hedge’s gain or loss is recognized in accumulated other comprehensive income (loss) in equity, while the ineffective portion is recognized in current year earnings.

The realized gain or loss on valuation of derivative financial instruments that qualify for hedge accounting is recorded in the same consolidated statement of operations caption as the realized gain or loss as on the hedged item.

Derivative financial instruments that are not designated as a hedge or are not effective hedges, are recognized at fair value with changes in fair value recorded in current year earnings.

Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The amount of collateral delivered in pledge, is presented as part of non-current assets under the caption guarantee deposits, and the amount of the collateral is reviewed and adjusted on a daily basis based on the fair value of the derivative position.

p) Financial instruments – Disclosures

IFRS 7 requires a three-level hierarchy for fair value measurement disclosures and requires entities to provide additional disclosures about the relative reliability of fair value measurements.

q) Operating segments

The Company is managed as a single business unit that provides air transportation and related services. The Company has two geographic areas identified as domestic (Mexico) and international (United States of America), all assets and liabilities are located in Mexico.

r) Equity

The transaction costs of an equity transaction are accounted for as a deduction from equity to the extent they are incremental costs directly attributable to the equity transaction by a net of any related tax effect that otherwise would have been avoided.

5. Significant accounting judgments, estimates and assumptions

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 03 YEAR: 2013

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The preparation of these financial statements requires management to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company’s consolidated financial statements.

Certain of the Company’s accounting policies reflect significant judgments or estimates about matters that are both inherently uncertain and material to the Company financial position or results of operations.

Actual results could differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 03 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	INVESTMENTS IN ASSOCIATES AND JOINT
VENTURES
	(THOUSAND PESOS)	CONSOLIDATED

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				TOTAL AMOUNT
COMPANY NAME	PRICIPAL ACTIVITY	NUMBER OF SHARES	% OWNERSHIP	ACQUISITION COST	CURRENT VALUE
TOTAL INVESTMENT IN ASSOCIATES				0	0

Nothing to disclose

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 03 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	BREAKDOWN OF CREDITS

	(THOUSAND PESOS)	CONSOLIDATED

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					MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
BANKS
FOREIGN TRADE
SECURED
COMMERCIAL BANKS
Banco/Santander-Bancomext	NOT	27/07/2011	01/11/2016	2.65% 3M LIBOR							0	132,403	172,817	96,093	5,625	0
OTHER
TOTAL BANKS					0	0	0	0	0	0	0	132,403	172,817	96,093	5,625	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 03 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	BREAKDOWN OF CREDITS

	(THOUSAND PESOS)	CONSOLIDATED

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					MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	CONTRACT SIGNING DATE	EXPIRATION DATE	INTEREST RATE	TIME INTERVAL						TIME INTERVAL
					CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
STOCK MARKET
LISTED STOCK EXCHANGE
UNSECURED
SECURED
PRIVATE PLACEMENTS
UNSECURED
SECURED
TOTAL STOCK MARKET LISTED IN STOCK EXCHANGE AND PRIVATE PLACEMENT					0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 03 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	BREAKDOWN OF CREDITS

	(THOUSAND PESOS)	CONSOLIDATED

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				MATURITY OR AMORTIZATION OF CREDITS IN NATIONAL CURRENCY						MATURITY OR AMORTIZATION OF CREDITS IN FOREIGN CURRENCY
CREDIT TYPE / INSTITUTION	FOREIGN INSTITUTION (YES/NO)	DATE OF AGREEMENT	EXPIRATION DATE	TIME INTERVAL						TIME INTERVAL
				CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE	CURRENT YEAR	UNTIL 1 YEAR	UNTIL 2 YEAR	UNTIL 3 YEAR	UNTIL 4 YEAR	UNTIL 5 YEAR OR MORE
OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES WITH COST				0	0	0	0	0	0	0	0	0	0	0	0

SUPPLIERS
Traffic services	NO			166,402	0
Fuel	NO			115,125	0
Administrative expenses	NO			35,012	0
Information and communication	NO			13,833	0
Marketing expenses	NO			9,221	0
Maintenance and aircraft parts	NO			7,503	0
Other services	NO			5,447	0
Maintenance and aircraft parts	YES									60,392	0
Fuel	YES									18,568	0
Information and communication	YES									10,465	0
Traffic services	YES									8,585	0
Administrative expenses	YES									2,233	0
Other services	YES									29	0
TOTAL SUPPLIERS				352,543	0					100,272	0

OTHER CURRENT AND NON-CURRENT LIABILITIES
Others	NOT			2,251,619	0	45,513	39,603	37,530	24,942
Others	YES									275,199	0	84,270	0	0	0
TOTAL OTHER CURRENT AND NON-CURRENT LIABILITIES				2,251,619	0	45,513	39,603	37,530	24,942	275,199	0	84,270	0	0	0

GENERAL TOTAL				2,604,162	0	45,513	39,603	37,530	24,942	375,471	132,403	257,087	96,093	5,625	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 03 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	MONETARY FOREIGN CURRENCY POSITION

	(THOUSAND PESOS)	CONSOLIDATED

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	DOLLARS		OTHER CURRENCIES
FOREIGN CURRENCY POSITION (THOUSANDS OF PESOS)	THOUSANDS OF DOLLARS	THOUSAND PESOS	THOUSANDS OF DOLLARS	THOUSAND PESOS	THOUSAND PESOS TOTAL
MONETARY ASSETS	436,726	5,682,629	0	0	5,682,629
CURRENT	201,416	2,620,805	0	0	2,620,805
NON CURRENT	235,310	3,061,824	0	0	3,061,824
LIABILITIES POSITION	66,606	866,679	0	0	866,679
CURRENT	39,031	507,874	0	0	507,874
NON CURRENT	27,575	358,805	0	0	358,805
NET BALANCE	370,120	4,815,950	0	0	4,815,950

NOTES

POSITION BALANCES ARE VALUED FOREIGN CURRENCY EXCHANGE RATE THE END OF SEPTEMBER 30, 2013 A DOLLAR PER PS.13.0119.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 03 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DEBT INSTRUMENTS	PAGE 1/2

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FINANCIAL LIMITATIONS IN CONTRACT,  ISSUED  DEED AND / OR TITLE

Revolving line of credit with Banco Santander (“México”), S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”)

The company commits no to assume additional debt. The meaning of “Permitted debt” for this clause, with respect to the borrower and the guarantors, at any date is: a) financing agreements executed on or before the date of this agreement, b) financing agreement for the acquisition and/or leasing of aircraft and their respective engines, c) financing agreement up to USD $100,000,000 (one hundred million  of United States Dollars 00/100) for working capital; d) financing agreements between the subsidiaries and/or affiliates of the guarantors; e) financing agreements that substitute any of the ones of the before mentioned sections (a) to (d); f) derivative financial instruments as long as they entered into with the purpose of hedging fuel, currency or interest rate risks, in agreement with the risk management policies authorized from time to time by the guarantors Board; and g) general financing agreements, as long as the financial ratio of adjusted long term net debt to EBITDAR is minor or equal to 5.5 (five point five) times.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 03 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DEBT INSTRUMENTS	PAGE 2/2

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ACTUAL  SITUATION OF FINANCIAL LIMITED

In compliance

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 03 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DISTRIBUTION OF REVENUE BY PRODUCT

	TOTAL INCOME	CONSOLIDATED
(THOUSAND PESOS)
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MAIN PRODUCTS OR PRODUCT LINE	NET SALES		MARKET SHARE (%)	MAIN
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
NATIONAL INCOME
Domestic (México)	0	7,419,656	0.00
EXPORT INCOME
United States of America	0	2,399,042	0.00
INCOME OF SUBSIDIARIES ABROAD
TOTAL	0	9,818,698

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 03 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	ANALYSIS OF PAID CAPITAL STOCK
CHARACTERISTICS OF THE SHARES
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SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.00000	0	3,224	877,852,982	0	0	9	2,579,714
B	0.00000	0	20,956	133,999,515	0	0	56	393,780
TOTAL			24,180	1,011,852,497	0	0	65	2,973,494

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITALSTOCK ON THE DATE OF SENDING THE INFORMATION      1,011,876,677

NOTES

AMOUNTS IN CAPITAL STOCK FIXED AND VARIABLE ARE EXPRESSED IN THOUSANDS OF MEXICAN PESOS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 03 YEAR: 2013

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DERIVATIVE FINANCIAL INSTRUMENTS	PAGE 1/3

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QUALITATIVE AND QUANTITATIVE INFORMATION OF THE DERIVATIVE FINANCIAL INSTRUMENTS POSITION OF CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES (“VOLARIS” O LA “COMPAÑÍA”) AS OF SEPTEMBER 30, 2013.

1) MANAGEMENT DISCUSSION ABOUT THE DERIVATIVE FINANCIAL INSTRUMENTS POLICY, EXPLAINING WHETHER THIS POLICY ALLOWS THEIR USE FOR HEDGING OR OTHER PURPOSES SUCH AS NEGOTIATION.

THE COMPANY´S OPERATION IS EXPOSED TO DIFFERENT FINANCIAL RISKS. THE COMPANY’S GLOBAL RISK MANAGEMENT PROGRAM, WHICH IS GOVERNED BY THE HEDGING POLICY APPROVED BY THE BOARD OF DIRECTORS, IS FOCUSED ON THE UNCERTAINTY IN THE FINANCIAL MARKETS AND AIMS TO MINIMIZE THE ADVERSE EFFECTS ON THE NET EARNINGS, WHILE RESTRICTING SPECULATION AND, ACCORDINGLY, ATTEMPTING NOT TO PUT THE COMPANY’S BALANCE SHEET AT RISK. VOLARIS USES DERIVATIVE FINANCIAL INSTRUMENTS TO HEDGE PART OF THESE RISKS AND DOES NOT ENGAGE INTO DERIVATIVES FOR SPECULATIVE OR NEGOTIATION PURPOSES.

THE HEDGING POLICY ESTABLISHES THAT DERIVATIVE FINANCIAL INSTRUMENTS TRANSACTIONS WILL BE APPROVED AND IMPLEMENTED/MONITORED BY DIFFERENT COMMITTEES, ADDITIONALLY SETTING MINIMUM LIQUIDITY LEVELS, MAXIMUM NOTIONAL, COVERAGE RANGE, MARKETS, COUNTERPARTIES AND APPROVED INSTRUMENTS. THE FULFILLMENT OF THE HEDGING POLICY, AND ITS PROCEDURES, ARE SUBJECT TO INTERNAL AND EXTERNAL AUDITS.

THE HEDGING POLICY IS CONSERVATIVE REGARDING APPROVED DERIVATIVE FINANCIAL INSTRUMENTS, SINCE IT ONLY ALLOWS PLAIN VANILLA INSTRUMENTS THAT MAINTAIN A HIGH CORRELATION WITH THE PRIMARY POSITION HEDGED. IT IS THE COMPANY’S OBJECTIVE TO ENSURE THAT DERIVATIVE FINANCIAL INSTRUMENTS HELD, AT ALL TIMES, QUALIFY FOR HEDGE ACCOUNTING.

THROUGH THE USE OF DERIVATIVE FINANCIAL INSTRUMENTS, VOLARIS AIMS TO TRANSFER A PORTION OF THE MARKET RISK TO ITS FINANCIAL COUNTERPARTIES; SOME OF THESE ARE BEST DESCRIBED AS FOLLOWS:

1. FUEL PRICE RISK: VOLARIS ENGAGES IN DERIVATIVE FINANCIAL INSTRUMENTS AIMING TO HEDGE AGAINST SIGNIFICANT AND/OR SUDDEN INCREASES IN ITS FUEL PRICE. SUCH INSTRUMENTS ARE NEGOTIATED IN THE OVER-THE-COUNTER (“OTC”) MARKET, WITH APPROVED COUNTERPARTIES AND WITHIN THE APPROVED LIMITS OF THE HEDGING POLICY. AT THE DATE OF THIS REPORT, THE COMPANY HAS ASIAN SWAPS, WITH U.S. GULF COAST JET FUEL 54 AS UNDERLYING ASSET, THROUGH WHICH IT PAYS FIXED AMOUNTS AND RECEIVES AMOUNTS BASED ON THE AVERAGE PRICE OF THE UNDERLYING ASSET WITHIN THE COVERAGE PERIOD. THESE INSTRUMENTS QUALIFY FOR HEDGE ACCOUNTING AND ACCORDINGLY, THEIR EFFECTS ARE PRESENTED AS PART OF FUEL COST IN THE CONSOLIDATED STATEMENTS OF OPERATIONS.

2. FOREIGN CURRENCY RISK: THE COMPANY’S EXPOSURE TO THE RISK OF CHANGES IN FOREIGN EXCHANGE RATES RELATES PRIMARILY TO THE COMPANY’S OPERATING ACTIVITIES; WHEN REVENUE OR EXPENSE IS DENOMINATED IN A DIFFERENT CURRENCY FROM THE COMPANY’S FUNCTIONAL CURRENCY (INCLUDING THE AMOUNTS PAYABLE ARISING FROM U.S. DOLLAR DENOMINATED EXPENSES AND U.S. DOLLARS LINKED EXPENSES AND PAYMENTS). TO MITIGATE THIS RISK, THE COMPANY MAY USE FOREIGN EXCHANGE DERIVATIVE FINANCIAL INSTRUMENTS. AS OF THE DATE OF THIS REPORT, THE COMPANY DOES NOT HOLD FOREIGN CURRENCY RELATED DERIVATIVE FINANCIAL INSTRUMENTS.

3. INTEREST RATE RISK: THE COMPANY’S EXPOSURE TO THE RISK OF CHANGES IN MARKET INTEREST RATES RELATES PRIMARILY TO THE COMPANY’S LONG-TERM DEBT OBLIGATIONS AND FLIGHT EQUIPMENT OPERATING LEASE AGREEMENTS WITH FLOATING INTEREST RATES. THE COMPANY’S RESULTS ARE AFFECTED BY FLUCTUATIONS IN MARKET INTEREST RATES DUE TO

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 03 YEAR: 2013

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THE IMPACT THAT SUCH CHANGES MAY HAVE ON LEASE PAYMENTS INDEXED TO LONDON INTER BANK OFFERED RATE (“LIBOR”). THE COMPANY USES INTEREST RATE SWAPS TO REDUCE ITS EXPOSURE TO FLUCTUATIONS IN MARKET INTEREST RATES AND ACCOUNTS FOR THESE INSTRUMENTS AS AN ACCOUNTING HEDGE.OUTSTANDING DERIVATIVE FINANCIAL INSTRUMENTS MAY REQUIRE COLLATERAL TO GUARANTEE A PORTION OF THE UNSETTLED LOSS PRIOR TO MATURITY. THE AMOUNT OF COLLATERAL DELIVERED IN PLEDGE, IS PRESENTED AS PART OF NON-CURRENT ASSETS UNDER THE CAPTION GUARANTEE DEPOSITS, AND THE AMOUNT OF THE COLLATERAL IS REVIEWED AND ADJUSTED ON A DAILY BASIS BASED ON THE FAIR VALUE OF THE DERIVATIVE POSITION

MARKETS AND ELIGIBLE COUNTERPARTIES

THE COMPANY ONLY OPERATES IN OTC MARKETS.  TO MANAGE COUNTERPARTY RISK, THE COMPANY NEGOTIATES ISDA AGREEMENTS WITH COUNTERPARTIES BASED ON CREDIT ASSESSMENTS, LIMITS OVERALL EXPOSURE TO ANY SINGLE COUNTERPARTY AND MONITORS THE MARKET POSITION WITH EACH COUNTERPARTY. THIS RISK ON DERIVATIVE FINANCIAL INSTRUMENTS IS LIMITED BECAUSE THE COUNTERPARTIES ARE BANKS WITH HIGH CREDIT- RATINGS ASSIGNED BY INTERNATIONAL CREDIT-RATING AGENCIES. AS OF SEPTEMBER 30, 2013, THE COMPANY HAS IN PLACE NINE ISDA AGREEMENTS AND OPERATES THROUGH 5 OF THEM.

ALL OF THE ISDA AGREEMENTS HAVE A CREDIT SUPPPORT ANNEX (“CSA”), WHERE CREDIT CONDITIONS ARE DEFINED, AMONG WHICH CREDIT LINES AND GUIDELINES FOR MARGIN CALLS ARE STIPULATED, SUCH AS MINIMUM AMOUNTS AND ROUNDING. THE EXECUTION OF DERIVATIVE FINANCIAL INSTRUMENTS IS DISTRIBUTED AMONG THE DIFFERENT COUNTERPARTIES TO LIMIT OVERALL EXPOSURE TO A SINGLE ONE, PURSUING AN EFFICIENT USE OF THE VARIOUS CSA THRESHOLDS TO MINIMIZE POTENTIAL MARGIN CALLS.

2) GENERAL DESCRIPTION OF THE VALUATION TECHNIQUES, DISTINGUISHING INSTRUMENTS THAT ARE CARRIED AT COST OR FAIR VALUE AND THE VALUATION METHODS AND TECHNIQUES.

THE COMPANY USES THE VALUATIONS RECEIVED FROM ITS COUNTERPARTIES. THIS FAIR VALUE IS COMPARED AGAINST INTERNALLY DEVELOPED VALUATION TECHNIQUES THAT ARE MADE USING VALID AND RECOGNIZED METHODOLOGIES, THROUGH WHICH THE FAIR VALUE OF DERIVATIVE FINANCIAL INSTRUMENTS IS ESTIMATED BASED ON MARKET LEVELS AND VARIABLES OF THE UNDERLYING ASSET, USING BLOOMBERG AS THE MAIN SOURCE OF INFORMATION.

BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”), UNDER WHICH THE COMPANY PREPARES ITS FINANCIAL STATEMENTS, VOLARIS REALIZES PROSPECTIVE AND RETROSPECTIVE EFFECTIVENESS TESTS, WHOSE RESULTS MUST BE WITHIN THE PERMITTED RANGES, AS WELL AS HEDGING RECORDS WHERE DERIVATIVE FINANCIAL INSTRUMENTS ARE CLASSIFIED ACCORDING TO THE TYPE OF UNDERLYING ASSET (UPDATED AND MONITORED CONSTANTLY).

IN ACCORDANCE WITH IAS 39, DERIVATIVE FINANCIAL INSTRUMENTS ARE RECOGNIZED ON THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AT FAIR VALUE. THE EFFECTIVE PORTION OF A CASH FLOW HEDGE’S GAIN OR LOSS IS RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) IN EQUITY, WHILE THE INEFFECTIVE PORTION IS RECOGNIZED IN CURRENT YEAR EARNINGS.

3) MANAGEMENT DISCUSSION ON INTERNAL AND EXTERNAL SOURCES OF LIQUIDITY THAT COULD BE USED TO MEET THE REQUIREMENTS RELATED TO DERIVATIVE FINANCIAL INSTRUMENTS

THE HEDGING POLICY ESTABLISHES THAT DERIVATIVE FINANCIAL INSTRUMENTS TRANSACTIONS WILL BE APPROVED AND IMPLEMENTED/MONITORED BY DIFFERENT COMMITTEES, ADDITIONALLY

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR	QUARTER: 03 YEAR: 2013

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SETTING MINIMUM LIQUIDITY LEVELS, MAXIMUM NOTIONAL, COVERAGE RANGE, MARKETS, COUNTERPARTIES AND APPROVED INSTRUMENTS. THE FULFILLMENT OF THE HEDGING POLICY, AND ITS PROCEDURES, ARE SUBJECT TO INTERNAL AND EXTERNAL AUDITS. TO AVOID PUTTING THE COMPANY’S BALANCE SHEET AT RISK, THE HEDGING POLICY ESTABLISHES LIQUIDITY THRESHOLDS AND VOLARIS MAY ONLY ENTER INTO NEW DERIVATIVE FINANCIAL INSTRUMENTS POSITIONS WHEN WE HAVE EXCESS CASH AVAILABLE TO SUPPORT THE COSTS OF SUCH COVERAGE. AT THE DATE OF THIS REPORT, THE MANAGEMENT BELIEVES THAT THE RESOURCES AVAILABLE TO THE COMPANY ARE SUFFICIENT TO MEET ITS CURRENT FINANCIAL OBLIGATIONS AND TO ASSURE THE SETTLEMENT OF ITS DERIVATIVE FINANCIAL INSTRUMENTS.

4) CHANGES IN EXPOSURE TO THE MAJOR RISKS IDENTIFIED AND THEIR MANAGEMENT, AND KNOWN OR EXPECTED CONTINGENCIES OR EVENTS THAT MAY AFFECT FUTURE REPORTS.

THE COMPANY’S ACTIVITIES ARE EXPOSED TO VARIOUS FINANCIAL RISKS, SUCH AS THE FUEL PRICE RISK, FOREIGN CURRENCY RISK AND INTEREST RATE RISK. DURING THE THIRD QUARTER OF 2013 NO SIGNIFICANT CHANGE WAS IDENTIFIED THAT CAN MODIFY THE EXPOSURE TO THE RISKS DESCRIBED ABOVE, SITUATION THAT MAY CHANGE IN THE FUTURE.

THE HEDGING POLICY IS CONSERVATIVE REGARDING APPROVED DERIVATIVE FINANCIAL INSTRUMENTS, SINCE IT ONLY ALLOWS PLAIN VANILLA INSTRUMENTS THAT MAINTAIN HIGH CORRELATION WITH THE PRIMARY POSITION HEDGED. ACCORDINGLY, CHANGES IN THE FAIR VALUE OF DERIVATIVE INSTRUMENTS WILL SOLELY BE THE RESULT OF CHANGES IN THE LEVELS OR PRICES OF THE UNDERLYING ASSETS, AND IT WILL NOT MODIFY THE HEDGING OBJECTIVE FOR WHICH THEY WERE INITIALLY CELEBRATED.

OUTSTANDING DERIVATIVE FINANCIAL INSTRUMENTS MAY REQUIRE COLLATERAL TO GUARANTEE A PORTION OF THE UNSETTLED LOSS PRIOR TO MATURITY. THE EXECUTION OF DERIVATIVE FINANCIAL INSTRUMENTS IS DISTRIBUTED AMONG ITS DIFFERENT COUNTERPARTIES TO LIMIT OVERALL EXPOSURE TO A SINGLE ONE, PURSUING AN EFFICIENT USE OF THE VARIOUS CSA THRESHOLDS TO MINIMIZE POTENTIAL MARGIN CALLS. AS OF SEPTEMBER 30, 2013, THE COLLATERAL PLEDGED, RELATED TO DERIVATIVE FINANCIAL INSTRUMENTS, WAS PS. 48 MILLION.

DURING THE THIRD QUARTER OF 2013, THERE WASN’T ANY DEFAULT ON ANY OF THE COMPANY’S DERIVATIVE FINANCIAL INSTRUMENTS AGREEMENTS.